[redacted]

08029781

OMMISSION
49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

BD 3/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8- 67076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quellos Fund Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, 56th Floor
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 27 2008
E
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104-4086
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE C
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan McNamara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quellos Fund Services, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. K. LORD COMMISSION EXPIRES NOTARY PUBLIC 02-15-11 STATE OF WASHINGTON

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Quellos Fund Services, LLC
As of December 31, 2007
With Report of Independent Registered Public Accounting Firm

Quellos Fund Services, LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Quellos Fund Services, LLC

We have audited the accompanying statement of financial condition of Quellos Fund Services, LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quellos Fund Services, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Quellos Fund Services, LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 1,762,147
Accounts receivable (net of allowance, $50,000)	876,164
Prepaid expenses	1,767
Total assets	$ 2,640,078
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 3,734
Accrued and other liabilities	200
Total liabilities	3,934
Member's equity	2,636,144
Total liabilities and member's equity	$ 2,640,078

See accompanying notes.

Quellos Fund Services, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Summary of Significant Accounting Policies

Nature of Business

Quellos Fund Services, LLC (the Company) is a limited purpose broker/dealer registered with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's broker/dealer registration became effective on October 14, 2005. The Company acts as a placement agent for the offer and sale of privately offered investment funds managed by related parties, Quellos Capital Management, LLC and Quellos Private Capital Management, LLC. The Company is a wholly owned subsidiary of Quellos Group, LLC (the Parent), its sole member.

Accounting for Securities Transactions

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). It does not hold customer funds or safekeep customer securities.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business and cash on deposit in interest-bearing accounts with the clearing broker to be cash equivalents.

Federal and State Taxes on Income

No provision for income taxes has been made since all income or loss is allocated to the Parent for inclusion in the Parent's member's respective tax returns.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from such estimates.

1. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008. The Company does not believe the adoption of this standard will have a significant impact on its financial position.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* (SFAS 159) permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on January 1, 2008 and because the Company does not plan to elect to adopt SFAS 159 it is not expected to have a material impact on the Company's financial position.

2. Related Party Transactions

The Parent participates in the management of the Company's affairs and provides administrative support for the Company's operations, including administrative activities such as accounting and legal services. Accordingly, the financial condition of the Company is not necessarily the same as it would have been if the Company had operated on an independent basis.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,730,222, which was $1,725,222 in excess of its required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of .0023 to 1.